Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Barclays PLC

Unaudited Pro Forma Combined

Condensed Financial Information

23rd July 2007

Unaudited Pro Forma Combined Condensed Financial Information

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final offer document/prospectus, however, is not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

This Current Report on Form 6-K is being filed in connection with the disclosure requirements applicable to Barclays Bank PLC’s shelf registration statement. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Pro Forma Financial Information

On June 12, 2007, the Registrants filed a Current Report on Form 6-K containing Barclays unaudited pro forma combined condensed financial information for the year ended and as at December 31, 2006, and notes thereto, as required by Article 11 of Regulation S-X. The unaudited pro forma combined condensed financial information for the year ended and as at December 31, 2006, and notes thereto, as required by Article 11 of Regulation S-X and contained herein hereby supercedes such pro forma financial information filed by the Registrants on a Current Report on Form 6-K on June 12, 2007.

The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been if the combination had occurred on the dates indicated nor does it project the results of operations for any future period. Consequently, investors are cautioned not to place undue reliance on the pro forma financial information. Furthermore, there can be no certainty that the proposed transaction will be completed in the manner described herein, if at all.

Forward-Looking Statements

Certain statements and assumptions in this document and in the documents incorporated by reference contain certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the combination between ABN AMRO and Barclays within the expected time frame and on the expected terms (if at all), the benefits of the combination transaction between ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditures and revenue benefits, projected levels of growth in the banking and financial markets, the combined group future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical facts. Additional risks and factors are identified in ABN AMRO’s and Barclays filings with the SEC, including the ABN AMRO 2006 Form 20-F and the Barclays 2006 Form 20-F, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com, respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made in this document speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO or Barclays has made or may make in documents ABN AMRO or Barclays has filed or may file with the SEC.

Introduction

The following unaudited pro forma combined condensed balance sheet as at, and unaudited pro forma combined condensed income statement for the year ended, December 31, 2006 and the notes thereto (together, the “pro forma financial information”) are based on the historical financial statements of ABN AMRO and Barclays after giving effect to the proposed combination using the purchase method of accounting by applying the estimates, assumptions and adjustments described in the accompanying notes to the pro forma financial information.

Unaudited Pro Forma Combined Condensed Financial Information

The historical financial statements of both ABN AMRO and Barclays for the year ended December 31, 2006 have been prepared in accordance with IFRS and reconciled to US GAAP.

For the purposes of the preparation of the pro forma financial information:

•

The consolidated balance sheet of Barclays at December 31, 2006 has been combined with the consolidated balance sheet of ABN AMRO at December 31, 2006, both of which are prepared in accordance with IFRS and reconciled to US GAAP, as if the proposed combination giving effect to the sale of LaSalle had occurred on December 31, 2006;

•

The consolidated income statement of Barclays for the year ended December 31, 2006 has been combined with the consolidated income statement of ABN AMRO for the year ended December 31, 2006, both of which are prepared in accordance with IFRS and reconciled to US GAAP, as if the proposed combination giving effect to the sale of LaSalle had occurred on January 1, 2006; and

•

The presentation currency of the combined group is pound sterling as this is consistent with the presentation currency of the Barclays 2006 Form 20-F. The presentation currency of the combined group will be euro should the proposed combination occur.

The pro forma financial information includes appropriate adjustments to account for the events directly associated with the proposed combination. Any potential synergy benefits are not included within the pro forma financial information. Only costs which are expected to be directly incurred as part of the proposed combination have been included within the pro forma financial information.

The pro forma adjustments directly relating to the proposed combination are based on effecting the pre-acquisition disposal of LaSalle, an estimate of the fair value of the consideration to be provided, and preliminary assessments of the fair values of assets acquired and liabilities assumed and available information and assumptions. If the proposed combination did occur, a final determination of these fair values will be based on Barclays management’s estimates of the fair values of the remaining assets and liabilities and an assessment of the fair values of the intangible assets as at the actual date of the combination. The final determination of these fair values will result in potentially material changes to the pro forma adjustments and the pro forma financial information included herein.

The actual purchase price allocation will also be subject to change as a result of finalisation of asset and liability valuations. These final valuations will be based on the actual net tangible and intangible assets that existed as of the closing dates of the proposed combination. The effect of the final fair valuation of assets and liabilities and the determination of the final consideration may cause material differences to the following pro forma financial information.

The final consideration will be determined based on the exchange ratio of ABN AMRO ordinary shares to Barclays ordinary shares and the fair value of Barclays ordinary shares at the date at which the offer is declared unconditional. As such, any changes in the fair value of the shares prior to that date may also cause material differences to the pro forma financial information. In addition, any changes in the foreign exchange rate prior to the date at which the offer is declared unconditional, may cause material differences.

The pro forma financial information and accompanying notes should be read in conjunction with the historical financial statements and the related notes thereto of Barclays for the year ended December 31, 2006. This data should also be read in conjunction with;

•	ABN AMRO financial statements and related notes thereto for the year ended December 31, 2006 as filed by Barclays with the SEC on a Current Report on Form 6-K on April 23, 2007; and

•

The consolidated IFRS balance sheet of LaSalle as at December 31, 2006 published by ABN AMRO within the ABN AMRO Unaudited Pro Forma Condensed Financial Statements filed by ABN AMRO with the SEC on a Current Report on Form 6-K on April 25, 2007.

The unaudited pro forma combined condensed financial information is presented for information purposes only and does not represent what the results of operations would actually have been if the combination had occurred on the dates indicated nor does it project the results of operations for any future period.

2

Unaudited Pro Forma Combined Condensed Financial Information

Unaudited Pro Forma Combined Condensed Balance Sheet as at December 31, 2006

IFRS basis

	Barclays	ABN AMRO(1)	Pre Acquisition Disposal(2)	Other Adjustments(3)	Notes to adjustments	Pro forma combined
	£m	£m	£m	£m		£m
Assets
Cash and other short-term funds	9,753	8,266	9,264	(9,900)	(a)	17,383
Trading and financial assets designated at fair value	292,464	72,767	(870)	—		364,361
Derivative financial instruments	138,353	72,851	—	—		211,204
Loans and advances to banks	30,926	19,362	(3,004)	—		47,284
Loans and advances to customers	282,300	234,590	(32,477)	2,237	(b)	486,650
Available for sale investments	51,703	80,150	(16,250)	—		115,603
Reverse repurchase agreements and cash collateral on securities borrowed	174,090	134,017	—	—		308,107
Property, plant and equipment	2,492	4,208	(632)	—		6,068
Other assets	14,706	36,248	(3,846)	21,209	(b) & (c)	68,317

Total assets	996,787	662,459	(47,815)	13,546		1,624,977

Liabilities
Deposits and items in the course of collection due to banks	81,783	67,266	(8,122)	(5)	(b)	140,922
Customer accounts	256,754	204,399	(30,189)	(54)	(b)	430,910
Trading and financial liabilities designated at fair value	125,861	32,484	(142)	—		158,203
Liabilities to customers under investment contracts	84,637	3,666	—	—		88,303
Derivative financial instruments	140,697	69,442	—	—		210,139
Debt securities in issue	111,137	133,897	(11,637)	(654)	(b)	232,743
Repurchase agreements and cash collateral on securities lent	136,956	97,711	—	—		234,667
Insurance contract liabilities, including unit linked liabilities	3,878	2,738	—	—		6,616
Subordinated liabilities	13,786	12,895	(3,913)	127	(d)	22,895
Other liabilities	13,908	20,582	(2,107)	3,367	(e)	35,750

Total liabilities	969,397	645,080	(56,110)	2,781		1,561,148

Net assets	27,390	17,379	8,295	10,765		63,829

Shareholders’ equity
Shareholders’ equity excluding minority interests	19,799	15,837	8,494	10,765		54,895
Minority interests	7,591	1,542	(199)	—		8,934

Total shareholders’ equity	27,390	17,379	8,295	10,765		63,829

(1)	The financial information of ABN AMRO in this unaudited pro forma combined condensed balance sheet reflects the IFRS financial information for continuing operations presented in the financial statements for the year ended December 31, 2006 published by ABN AMRO within the ABN AMRO 2006 Form 20-F. Such information does not reflect any comments that the management of Barclays might make had they performed a detailed review. ABN AMRO financial statements have been reformatted to be consistent with Barclays line item presentation.
(2)	See Note 2 to the unaudited pro forma combined condensed financial information.
(3)	See Note 3 to the unaudited pro forma combined condensed financial information.

3

Unaudited Pro Forma Combined Condensed Financial Information

Unaudited Pro Forma Combined Condensed Income Statement for the year ended December 31, 2006

IFRS basis

	Barclays	ABN AMRO(1)	Pre Acquisition Disposal(2)	Other Adjustments(3)	Notes to adjustments	Pro forma combined
	£m	£m	£m	£m		£m
Continuing operations
Net interest income	9,143	6,681	(1,439)	(1,145)	(f)	13,240
Net fee and commission income	7,177	4,124	(427)	—		10,874
Principal transactions	4,576	3,279	(140)	—		7,715
Net premiums from insurance contracts	1,060	1,076	—	—		2,136
Other income	214	4,484	(195)	—		4,503

Total income	22,170	19,644	(2,201)	(1,145)		38,468
Net claims and benefits incurred on insurance contracts	(575)	(1,005)	—	—		(1,580)

Total income net of insurance claims	21,595	18,639	(2,201)	(1,145)		36,888
Impairment charges	(2,154)	(1,262)	42	—		(3,374)

Net income	19,441	17,377	(2,159)	(1,145)		33,514
Operating expenses	(12,674)	(14,090)	1,393	(1,290)	(g)	(26,661)
Share of post-tax results of associates and joint ventures	46	165	(3)	—		208
Profit on disposal of subsidiaries, associates and joint ventures	323	—	—	—		323

Profit before tax	7,136	3,452	(769)	(2,435)		7,384
Tax	(1,941)	(614)	158	659	(h)	(1,738)

Profit after tax	5,195	2,838	(611)	(1,776)		5,646

Profit attributable to minority interests	624	44	(14)	—		654
Profit attributable to equity holders of the parent	4,571	2,794	(597)	(1,776)		4,992

	5,195	2,838	(611)	(1,776)		5,646

Earnings per share data (pence)
-Basic	71.9	148.3				44.4
-Diluted	69.8	147.6				43.5

Number of shares (million)
Weighted average ordinary shares	6,357	1,883				11,254
Weighted average dilutive shares	6,507	1,896				11,404

(1)	The financial information of ABN AMRO in this unaudited pro forma combined condensed income statement reflects the IFRS financial information for continuing operations presented in the financial statements for the year ended December 31, 2006 published by ABN AMRO within the ABN AMRO 2006 Form 20-F. Such information does not reflect any comments that the management of Barclays might make had they performed a detailed review. ABN AMRO financial statements have been reformatted to be consistent with Barclays line item presentation.
(2)	See Note 2 to the unaudited pro forma combined condensed financial information.
(3)	See Note 3 to the unaudited pro forma combined condensed financial information.

4

Notes to Unaudited Pro Forma Combined Condensed Financial Information

1. Description of proposed combination and estimated pro forma purchase price

The pro forma financial information has been prepared on the basis of preliminary estimates and assumptions. The key assumptions used to prepare the pro forma financial information (excluding those in relation to LaSalle which are disclosed in note 2) are:

•	Potential cost synergy, revenue benefits and associated restructuring costs are not included within the pro forma financial information;

•	Only costs which are expected to be directly incurred as part of the proposed combination have been included within the pro forma financial information;

•

The presentation currency of the combined group is pound sterling as this is consistent with the presentation currency of Barclays 2006 Form 20-F and Barclays Bank combined Annual Report on Form 20-F filed with the SEC. The presentation currency of the combined group will be euro should the proposed combination occur;

•

Further to the announcement on April 23, 2007 where the Barclays Board unanimously resolved to make an exchange offer for 100% of ABN AMRO ordinary shares, the Board announced the terms of a revised offer to ABN AMRO ordinary shareholders on July 23, 2007. The revised offer per ABN AMRO ordinary share consists of:

•	€13.15 in cash and

•	2.13 ordinary shares in Barclays

The revised offer is worth €35.73 per ABN AMRO ordinary share based on the closing share price of Barclays ordinary shares on July 20, 2007;

•	The announcement of July 23, 2007 also featured the financing of the revised offer. Barclays will finance the cash component of the revised offer from the following sources:

•

LASALLE SALE PROCEEDS – €12 billion (£8.1 billion) of capital released from the sale of LaSalle to Bank of America and previously intended to be returned to shareholders post closing of the transaction will be used to fund part of the cash consideration.

•	CHINA DEVELOPMENT BANK AND TEMASEK CONDITIONAL INVESTMENT – €9.8bn (£6.6 billion) of cash consideration is funded by the proposed investments of Temasek and China Development Bank.

•	AVAILABLE CASH RESOURCES – Barclays will fund €3 billion (£2 billion) of the consideration from available cash resources.

•	The consideration calculations have been translated using the exchange rates of 1.4856 (€ : £) and 2.0553 ($ : £) as published in the Financial Times on July 21, 2007;

•

All ABN AMRO employee share options not exercised as at July 16, 2007 (amounting to 30,724,403 shares), will become exercisable on the combination date and will be subject to the exchange offer on the same terms as all ABN AMRO ordinary shares. The cash inflow from employees on exercising these options has been assumed to be the weighted average strike price of €19.35 per share per the ABN AMRO 2006 Annual Report;

•

ABN AMRO equity settled share awards have been assumed to roll over to Barclays equity settled share awards. Due to limited information available on the unvested share awards by grant date together with information on the income statement charge, no adjustment has been made within the unaudited pro forma combined condensed financial information;

•

The unaudited pro forma combined condensed financial information reflects the purchase price of the proposed combination to be £45,396m consisting of cash, Barclays ordinary shares and direct transaction costs;

•

The ABN AMRO income statement has been translated at a 2006 average exchange rate of 1.47 (€ : £) and the ABN AMRO balance sheet has been translated at the December 31, 2006 closing exchange rate of 1.49 (€ : £) in line with the exchange rates used in the published financial statements of Barclays for the year ended December 31, 2006;

•	Fair value adjustments of financial assets and liabilities have been made in line with publicly available information and are amortised on a straight line basis over the appropriate maturity;

5

Notes to Unaudited Pro Forma Combined Condensed Financial Information

•	The fair value of property, plant & equipment and other non-financial instruments are not materially different to the balance sheet carrying values disclosed in the ABN AMRO 2006 Form 20-F;

•	Calculation of goodwill is based on the closing price of Barclays ordinary shares of £7.135 as listed on the LSE Daily Official List on July 20, 2007;

•	The split of goodwill and intangible assets arising from the proposed combination has been based on a ratio of 70 : 30 in line with historical combinations within the financial services industry;

•	Intangible assets have been amortised on a straight line basis over the estimated useful economic life of 5 years; and

•	Different tax rates have been applied to individual adjustments by reference to the nature of the adjustment.

Estimated pro forma allocation of purchase price of the proposed combination

The total estimated pro forma purchase price of the proposed transaction is as follows:

£m
Fair value of Barclays ordinary shares and Barclays ADSs issued[1]	28,602
Cash to acquire ABN AMRO ordinary shares[2]	16,658
Cash to acquire ABN AMRO (formerly convertible) preference shares	1
Estimated direct transaction costs (legal, accounting and other transaction costs)	135

Total estimated purchase price	45,396

6

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Footnotes

[1]

Fair value has been calculated based on 1,882m ABN AMRO ordinary shares converted at the exchange ratio of 2.13 into 4,009m Barclays ordinary shares issued at the closing price on July 20, 2007 of £7.135.

[2]	Cash consideration has been calculated based on exchanging 1,882m ABN AMRO ordinary shares at €13.15 at the closing exchange rate published on July 21, 2007 of 1.4856 (€:£)

7

Notes to Unaudited Pro Forma Combined Condensed Financial Information

1. Description of proposed combination and estimated pro forma purchase price (continued)

For the purposes of this pro forma, the proposed combination has been accounted for using the purchase method of accounting in accordance with IFRS. An estimated allocation of the purchase price to reflect the estimated fair values of certain ABN AMRO assets and liabilities has been reflected in the unaudited pro forma combined condensed financial information. Based on the initial estimates, and subject to changes which may be material upon completion of a final valuation, the preliminary allocation of the estimated pro forma purchase price is as follows:

		£m
Cash and other short-term funds		17,930
Trading and financial assets designated at fair value		71,897
Derivative financial instruments		72,851
Loans and advances to banks		16,358
Loans and advances to customers		204,350
Available for sale investments		63,900
Reverse repurchase agreements and cash collateral on securities borrowed		134,017
Property, plant and equipment		3,576
Other assets (including intangible assets)		34,149

Total assets		619,028

Deposits and items in the course of collection due to banks		59,139
Customer accounts		174,156
Trading and financial liabilities designated at fair value		32,342
Liabilities to customers under investment contracts		3,666
Derivative financial instruments		69,442
Debt securities in issue		121,606
Repurchase agreements and cash collateral on securities lent		97,711
Insurance contract liabilities, including unit linked liabilities		2,738
Subordinated liabilities		9,109
Other liabilities		21,842

Total liabilities		591,751

Net Assets		27,277

Estimated purchase consideration		45,396
Less: Estimated fair value of net assets	27,277
Minority interests of ABN AMRO not acquired	(1,343)

Estimated fair value of net assets excluding minority interests		(25,934)

Goodwill		19,462

8

Notes to Unaudited Pro Forma Combined Condensed Financial Information

If the proposed combination occurs, Barclays will perform a valuation after the closing date to determine the actual values assigned to all acquired assets and liabilities associated with the proposed combination. Identified intangible assets, upon completion of the final valuation, will be amortised over their estimated useful economic lives.

9

Notes to Unaudited Pro Forma Combined Condensed Financial Information

2. Pre acquisition disposal

•

The potential transaction is subject to an offer condition that prior to completion of the exchange offer, the LaSalle Agreement has been completed in accordance with its terms, or a purchase and sale agreement with another party with respect to the sale of LaSalle has been completed in accordance with its terms.

•

The adjustment represents the effect of the disposal of LaSalle and is based upon the consolidated IFRS balance sheet of LaSalle as at December 31, 2006 published by ABN AMRO within the ABN AMRO Unaudited Pro Forma Condensed Financial Statements, filed by ABN AMRO with the SEC on a Current Report on Form 6-K on April 25, 2007.

•

A closing exchange rate of 1.49 (€ : £) has been used to convert the LaSalle balance sheet and an average exchange rate of 1.47 (€ : £) has been used to convert the LaSalle income statement for presentational purposes within the pro forma financial statements in line with the exchange rates used in the published financial statements of Barclays for the year ended December 31, 2006.

•

The $21 billion (£10 million at the exchange rate on July 21, 2007 of 2.0553 ($ : £)) purchase price under the LaSalle Agreement will be adjusted in accordance with the terms of the LaSalle Agreement if the actual net income of LaSalle for the three months ended March 31, 2007 and the net income of LaSalle, with certain limited adjustments, for the period commencing on April 1, 2007 and concluding on the earlier of the date of the closing of the sale of LaSalle and December 31, 2007 is less than a pre-defined income threshold. No adjustment has been made to the LaSalle purchase price as no information on the performance of LaSalle is available.

3. Other adjustments

The other adjustments included in the pro forma financial information have been prepared as if the proposed combination was completed at December 31, 2006 for balance sheet purposes and at January 1, 2006 for income statement purposes.

Adjustments to the balance sheet reflect:

(a)	Adjustments reflecting the cash flows of costs directly attributable to the proposed combination. These comprise cash outflows relating to the acquisition of ABN AMRO ordinary shares (£16,658m), stamp duty (£30m), cash to acquire ABN AMRO (formerly convertible) preference shares (£1m) and estimated transaction costs (£135m); and cash inflows relating to the issue of 888,513,514 new Barclays ordinary shares to China Development Bank and Temasek Holdings at £7.40 per share less £50m of fees and expenses (£6,525m) and the exercise of ABN AMRO employee share options (£399m). All ABN AMRO employee share options not exercised as at July 16, 2007 (amounting to 30,724,403 shares), will become exercisable on the combination date and will be subject to the exchange offer consistent with all ABN AMRO ordinary shares. The cash inflow from employees on exercising these options has been assumed to be the weighted average strike price of €19.35 per share per the ABN AMRO 2006 Annual Report.

(b)	Adjustments reflecting the difference between carrying value and fair value of ABN AMRO financial assets and liabilities at the balance sheet date. These adjustments are disclosed in euro in the ABN AMRO 2006 Form 20-F and have been converted to pounds sterling at the December 31, 2006 closing exchange rate of 1.49 (€ : £) as follows:

	Carrying amount £m	Fair value £m	Fair value adjustment £m
Financial Assets
Interest earning securities held-to-maturity	2,503	2,526	23
Loans & receivables – customer	297,487	299,724	2,237
Total	299,990	302,250	2,260

Financial Liabilities
Due to banks	126,167	126,162	(5)
Due to customers	243,210	243,156	(54)
Issued debt securities	133,897	133,243	(654)

Total	503,274	502,561	(713)

10

Notes to Unaudited Pro Forma Combined Condensed Financial Information

The above adjustments exclude the impact of professional securities transactions. The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at cost:

i.	The fair value of assets maturing within 12 months is assumed to approximate their carrying amount.

ii.	The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date.

iii.	The fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the allowances for credit losses from both carrying amounts and fair values.

iv.	The fair value of fixed-rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amounts of the allowances for credit losses from both carrying amounts and fair values.

(c)	Removal of remaining existing goodwill, intangible assets and related deferred tax assets in ABN AMRO (£6,725m). The recognition of estimated purchased goodwill and intangible assets of £27,802m arising from the proposed combination and the deferred tax asset (£109m) in relation to the recognition of the post retirement employee benefit liabilities at the balance sheet date (see adjustment (e) below). The calculation of goodwill is based on the closing price of Barclays ordinary shares of £7.135 as listed on the LSE Daily Official List on July 20, 2007 and the split of goodwill and intangible assets arising from the proposed combination has been based on a ratio of 70 : 30 in line with historical combinations within the financial services industry

(d)	Adjustment reflecting the difference between carrying value and fair value of ABN AMRO subordinated liabilities at the balance sheet date. This adjustment is disclosed in euros in the ABN AMRO 2006 Form 20-F and has been converted to pounds sterling at the December 31, 2006 closing exchange rate of 1.49 (€ : £) as follows:

	Carrying amount £m	Fair value £m	Fair value adjustment £m
Subordinated liabilities	12,895	12,996	101
Total	12,895	12,996	101

(e)	Adjustments required to reflect the difference between carrying value and fair value of the ABN AMRO net post retirement employee benefits obligations (£413m), and the deferred tax liability associated with the recognition of intangible assets (£2,029m) and fair value adjustments to financial assets and liabilities (£761m). The deferred tax liability associated with the recognition of intangible assets (£2,029m) includes the removal of the existing deferred tax liability relating to intangible assets (£307m) in ABN AMRO.

Additional adjustment required to reflect the difference between carrying value and fair value of the ABN AMRO liabilities arising from cash settled share based payments is as follows:

	Carrying amount £m	Fair value £m	Fair value adjustment £m
Liabilities arising from cash settled share based payments (7,124,222 shares)	7	171	164

Total	7	171	164

11

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Adjustments to the income statement reflect:

(f)	Amortisation of the fair value adjustments applied to the assets and liabilities of ABN AMRO. The adjustment for each individual asset and liability class is as follows and is based on amortisation of the fair value adjustment on a straight line basis over the appropriate maturity (between one and five years):

Asset / Liability class	Fair value adjustment £m	Estimated useful life years	Amortisation £m
Interest earning securities held-to-maturity	23	5	5
Loans & receivables – Customer	2,237	5	447
Due to banks	5	1	5
Due to customers	54	1	54
Issued debt securities	654	1	654
Subordinated liabilities	(101)	5	(20)

Total	2,872		1,145

(g)	Amortisation of the estimated purchased intangible assets recognised as a result of the proposed combination. The total adjustment is made up of the reversal of the 2006 ABN AMRO software and other intangible assets amortisation charge (£378m) and the amortisation of purchased intangible assets recognised as a result of the combination (£1,668m). The value of purchased intangible assets recognised as a result of the combination is £8,340m and derives from the split of goodwill and intangible assets arising from the proposed combination being based on a ratio of 70 : 30 in line with historical combinations within the financial services industry. The purchased intangible assets recognised as a result of the combination will be amortised on a straight line basis over a period of five years.

(h)	Current and deferred tax credits relating to the amortisation of intangibles (£356m), amortisation of the fair value adjustment applied to the assets and liabilities of ABN AMRO (£303m).

4. Post-combination effects on income statement

The fair value adjustments applied to the identified assets and liabilities of ABN AMRO and the purchased intangible assets recognised as part of the proposed combination (as detailed in Note 3) will be amortised on a straight line basis over the appropriate maturity (between one and five years). The pre-tax impact on the income statement for the years ending December 31, 2006 to December 31, 2010 is as follows:

	2006	2007	2008	2009	2010
	£m	£m	£m	£m	£m
Amortisation of fair value adjustments on financial assets and liabilities	(1,145)	(432)	(432)	(432)	(431)
Amortisation of purchased intangible assets recognised as a result of the combination	(1,668)	(1,668)	(1,668)	(1,668)	(1,668)

Total amortisation relating to the proposed combination	(2,813)	(2,100)	(2,100)	(2,100)	(2,099)

12

Notes to Unaudited Pro Forma Combined Condensed Financial Information

5. Unaudited comparative historical and pro forma earnings per share data

Earnings used for the basic pro forma combined earnings per share calculation is the pro forma profit attributable to the equity holders of the parent for the year ended December 31, 2006.

The weighted average number of shares outstanding during the year ended December 31, 2006 for the combined entity is based on the estimated equivalent weighted average number of ordinary shares for Barclays following the proposed combination. For illustrative purposes, earnings per share are calculated as if the exchange of ABN AMRO shares for Barclays equivalent shares had occurred at January 1, 2006. Under the terms of the proposed combination, ABN AMRO shares are expected to be exchanged at an estimated ratio of 2.13:1, increasing the weighted average by 4,009 million shares. Additionally, new Barclays shares are to be issued to China Development Bank and Temasek Holdings, increasing the weighted average by approximately a further 888 million shares.

Calculated on an IFRS basis

£m
Profit attributable to equity holders of parent	4,992

Dilutive impact of convertible options	(30)

Profit attributable to equity holders of parent including dilutive impact of convertible options	4,962

2006 Million
Basic weighted average number of shares in issue	6,357
Share issuance under proposed combination	4,897

Basic weighted average number of shares in issue following the proposed combination	11,254
Number of potential ordinary shares	150

Diluted weighted average number of shares	11,404

Calculated on a US GAAP basis

£m
Profit attributable to equity holders of parent	5,132

Dilutive impact of convertible options	(21)

Profit attributable to equity holders of parent including dilutive impact of convertible options	5,111

2006 Million
Basic weighted average number of shares in issue	6,357
Share issuance under proposed combination	4,897

Basic weighted average number of shares in issue following the proposed combination	11,254
Number of potential ordinary shares	106

Diluted weighted average number of shares	11,360

13

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Reconciliation to US GAAP

A reconciliation of the unaudited pro forma profit attributed to equity holders of the parent under IFRS to the unaudited pro forma net income attributed to the parent company under US GAAP for the year ended December 31, 2006 and shareholders’ equity excluding minority interests under IFRS to shareholders’ equity excluding minority interests under US GAAP as at December 31, 2006 is set out below. For additional information on these adjustments, refer to note 60 in the Barclays 2006 Form 20-F and ABN AMRO 2006 Form 20-F.

14

Notes to Unaudited Pro Forma Combined Condensed Financial Information

2006 £m
Total pro forma profit attributed to equity holders of the parent under IFRS	4,992
US adjustments:
Goodwill	(8)
Intangible assets	(127)
Pensions	(267)
Post-retirement benefits	(17)
Leasing	(342)
Other compensation arrangements	66
Insurance	(96)
Revaluation of property	85
Hedging	655
Financial instruments	(71)
Foreign exchange on available for sale securities	320
Fee and cost recognition	31
Consolidation	(33)
Securitisation	(48)
Guarantees	(9)
Classification of debt and equity	58
Loans held for sale	(11)
Non-financial instruments	1
Disposal of foreign subsidiaries, associates and joint ventures	(34)
Restructuring provisions	(109)
Other	43
Tax effect of the above items	53

Total pro forma net income attributed to the parent company under US GAAP	5,132

Pro forma combined basic earnings per share	45.6
Pro forma combined diluted earnings per share	45.0

2006 £m
Total pro forma shareholders’ equity excluding minority interests under IFRS	54,895
US adjustments:
Goodwill	533
Intangible assets	(694)
Pensions	324
Post-retirement benefits	(32)
Leasing	(342)
Compensation arrangements	176
Life Assurance	(33)
Revaluation of property	(136)
Hedging	295
Financial instruments	(91)
Fee and cost recognition	62
Consolidation	9
Securitisation	307
Guarantees	(3)
Classification of debt and equity	179
Loans held for sale	(11)
Non-financial instruments	(3)
Tax effect of the above items	(307)

Total pro forma shareholders’ equity excluding minority interests under US GAAP	55,128

15

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

23 July 2007

For immediate release

BARCLAYS ANNOUNCES INVESTMENTS OF UP TO €13.4 BILLION

BY CHINA DEVELOPMENT BANK AND TEMASEK HOLDINGS,

AND A REVISED OFFER FOR ABN AMRO

•	China Development Bank to strengthen strategic partnership with Barclays and to become a major shareholder

•	Temasek to become a major shareholder of Barclays

•	€3.6 billion investment by China Development Bank and Temasek in Barclays unconditional on outcome of proposed merger with ABN AMRO

•	Up to a further €9.8 billion investment by China Development Bank and Temasek in Barclays conditional upon completion of the proposed merger

•	€2.5 billion (£1.7 billion) of this conditional investment available for clawback, outside of the United States, targeted to existing Barclays shareholders

•	Revised offer for ABN AMRO of €67.5billion, €42.7 billion in shares and €24.8 billion in cash

•	Barclays first half earnings per share up 14 per cent.

•	Share buyback by Barclays of up to €3.6 billion (£2.4 billion)

The Board of Directors of Barclays PLC (“Barclays”) today announces an investment by China Development Bank and Temasek Holdings of up to €13.4 billion (£9.0 billion) in Barclays through the subscription of new shares. Barclays also announces revised terms of its offer (“Revised Offer”) for ABN AMRO Holding N.V. (“ABN AMRO”). Barclays has submitted the Revised Offer to the Managing and Supervisory Boards of ABN AMRO for their consideration.

Investments by China Development Bank and Temasek

China Development Bank and Barclays today announce that they will broaden their relationship from strategic co-operation to a strategic partnership as a result of which China Development Bank will become a major shareholder and will subscribe an initial €2.2 billion (£1.5 billion) of Barclays new ordinary shares (or 3.1 per cent. of Barclays current issued share capital). Subject to regulatory approval and completion of the Revised Offer for ABN AMRO, China Development Bank will subscribe up to a further €7.6 billion (£5.1 billion) of Barclays ordinary shares, of which €1.8 billion (£1.2 billion) will be made available for clawback, outside of the United States, targeted to existing Barclays shareholders.

Temasek Holdings (Private) Limited (“Temasek”) will become a major shareholder in Barclays through the subscription of €1.4 billion (£1.0 billion) of Barclays new ordinary shares (or 2.1 per cent. of Barclays current issued share capital). Temasek has further agreed to subscribe up to €2.2 billion (£1.5 billion) of Barclays ordinary shares conditional upon the completion of the Revised Offer for ABN AMRO, of which €0.7 billion (£0.5 billion) will be made available for clawback, outside of the United States, targeted to existing Barclays shareholders.

The Board and management of Barclays are pleased to build on the long-standing relationship with China Development Bank making it now a strategic partner and a strategic shareholder. Barclays also welcomes Temasek as a major shareholder. The management of Barclays believes there are substantial benefits for each of Barclays, China Development Bank and Temasek as a result of these arrangements. The unconditional investments by China Development Bank and Temasek are an important endorsement of the Barclays strategy and management team. The further investment, conditional upon the completion of the Revised Offer, underscores the confidence of China Development Bank and Temasek in the value potential of the combination with ABN AMRO.

Barclays Capital, acting as investment banking advisor to Barclays Group, introduced the strategic shareholders and advised on the structuring of the investments and the Revised Offer.

Revised Offer Terms

Barclays announces the terms of a Revised Offer to ABN AMRO ordinary shareholders. The Revised Offer per ABN AMRO ordinary share consists of:

•	€13.15 in cash and

•	2.13 ordinary shares in Barclays (“New Barclays Shares”)

The Revised Offer is worth €35.73 per ABN AMRO ordinary share based on the closing share price of Barclays on 20 July 2007. On this basis, the total consideration is currently valued at €67.5 billion (£45.4 billion), with approximately 37 per cent. in cash.

ABN AMRO shareholders will retain a significant share of a strong and competitive combination for clients with superior products and extensive distribution. The merged group is expected to generate significant and sustained future incremental earnings growth for all shareholders.

The combination of ABN AMRO and Barclays will benefit from a diversified customer base and geographic mix. The proposed merger will create:

•	A leading force in global retail and commercial banking, with world class products:

•	47 million customers, approximately 90 per cent. of whom are in seven key markets

•	One of the world’s leading transaction banking platforms offering world class payment and trade finance solutions

•	A top five card issuer outside the US with approximately 27 million cards.

•	A leading global investment bank in risk management and financing with an enhanced product offering across a broader geographical exposure

•

The world’s largest institutional asset manager, with enhanced retail distribution capabilities and complementary products ensuring delivery of world class products and services to a wider customer base

•	The world’s eighth largest wealth manager, with a leading European onshore franchise and attractive positions in growth markets.

The Revised Offer delivers the following additional benefits to ABN AMRO shareholders:

•	Greater value: a €2.9 billion (£2.0 billion) increase in the value of the offer

•	Greater certainty: the cash element of the consideration is already committed at a fixed price.

•

Greater flexibility: those ABN AMRO shareholders who wish to vary the proportion of cash or shares they receive under the Revised Offer will be given the opportunity to do so by way of a Mix and Match facility thus providing short term investors the opportunity of receiving more cash and long term investors with the opportunity to participate to a greater extent in the prospects of the combined entity.

The management of Barclays believe that the previously announced €3.5 billion pre-tax synergies estimate remains conservative. It is expected that these synergies will be delivered faster than originally anticipated with the result that the pre-tax synergy total will be at least €725 million in 2008 and €2,270 million in 2009 which compares to the estimates of €400 million and €2,080 million announced on 23 April 2007. These synergy estimates do not include any of the substantial benefits which are expected to be derived from the partnership with China Development Bank.

On the basis of the conservative synergy estimates and taking into account no benefits from the collaboration with China Development Bank, the Board of Barclays expects that the proposed merger will be 5 per cent. accretive to Barclays cash earnings per share in 2010 and that the return on investment will be approximately 13 per cent. in 2010. Assuming the clawback placing is taken up in full by existing Barclays ordinary shareholders, they will own 57 per cent. of the enlarged share capital after completion of the Revised Offer.

The Merger Protocol signed by Barclays and ABN AMRO on 23 April 2007 remains in place but has been amended in order to facilitate these arrangements and to allow ABN AMRO to consider the Revised Offer whilst preserving each party’s rights.

The transaction documentation for the Revised Offer will need to be filed, and where appropriate, approved by the appropriate regulators and will be published to ABN AMRO and Barclays shareholders as soon as possible. The expected date of completion remains the same as for Barclays original offer.

Share Buyback

The total proceeds from issuance of Barclays shares to Temasek and China Development Bank on 14 August 2007 will amount to €3.6 billion (£2.4 billion) and this amount is unconditionally committed. Barclays intends to minimise the dilutive effect of the issuance on its existing shareholders by commencing a share buyback programme for up to €3.6 billion (£2.4 billion). The earliest date the buyback would start is shortly after publication of Barclays interim results on 2 August 2007 and the latest is after conclusion of its offer for ABN AMRO. Further details will be announced with publication of our interim results.

Current Trading

In the first half of 2007 Barclays continued to make substantial progress on its strategic priorities and delivered record financial results. Double digit profit and earnings growth built on the exceptionally strong performance of 2006.

Barclays profit before tax increased 12 per cent. to £4,101 million. Earnings per share increased 14 per cent. to 41.4p and the interim dividend will increase 10 per cent. to 11.5p per share.

The full Barclays Interim Results Announcement will be published on 2 August 2007. For more information, please refer to Appendix III

John Varley, CEO of Barclays, said:

“Today’s announcement represents an important new step in the continued transformation of Barclays towards our stated ambition to be one of the world’s leading universal banks. Through the introduction of two highly respected shareholders, from whom we will derive support and advice, we will be able to drive our future development in the rapidly growing Asian markets. We are delighted that China Development Bank and Temasek have chosen to invest in Barclays and this reflects their confidence in our growth strategy. We have announced a restructuring of our proposed offer for ABN AMRO that represents an improved deal for both Barclays and ABN AMRO shareholders and introduces a significant element of cash and a greater opportunity to share in future value generation”

Bob Diamond, President of Barclays, said:

“Barclays Capital and Barclays Global Investors have strong long-standing relationships with China Development Bank and Temasek and approached them in May about this opportunity. Cementing these valuable relationships through their investments in Barclays will dramatically accelerate the investment banking, cash management, trade finance, private wealth and asset management franchises of Barclays and of the combined Barclays and ABN AMRO group in the region. The agreement with China Development Bank provides Barclays with unprecedented access jointly to provide financial services to the rapidly growing Chinese market and Chinese companies trading internationally. We are delighted at the opportunity of working together.”

Governor Chen of China Development Bank said:

“We are delighted to make this investment, building on the current successful historical co-operation we have with Barclays. This strategic and financial collaboration is the next step in the evolution of China Development Bank into a commercially operated financial institution. The investment in Barclays represents a unique and compelling financial opportunity. Furthermore, China Development Bank supports Barclays strategy of building a leading diversified full service bank and supports Barclays management in pursuit of its global strategy. China Development Bank strongly believes that this long term investment in Barclays will be financially attractive.”

Simon Israel, Executive Director of Temasek, said:

“Barclays is a very well-managed bank. We are very impressed with its board and management, specifically on their strategy, track record and focus on value creation for shareholders. We believe the Barclays board and management understand what it takes to make the merger with ABN AMRO work and deliver value.”

Financial Advisers

The Board of Barclays, which has received financial advice from Barclays Capital, Citi, Credit Suisse, Deutsche Bank, JPMorgan Cazenove and Lazard (collectively, the “Barclays Advisers”) considers that the terms of the Revised Offer are fair and reasonable. In providing their advice to the Board of Barclays, the Barclays Advisers have relied upon the Board’s commercial assessment of the Revised Offer.

China Development Bank has received financial advice from Blackstone Advisory and Blackstone Advisory has provided a fairness opinion to China Development Bank on the terms of its investment.

1. Investment by China Development Bank

China Development Bank will invest a total of up to €9.8 billion (£6.6 billion) in the combined group and has entered into a strategic partnership with Barclays which establishes a framework for their strategic co-operation. Barclays will assist and advise China Development Bank in its evolution into a commercially operated financial institution. The two parties will jointly exploit international business opportunities, including:

•	cross-referral of clients, when the clients’ needs can better be met by the other partner

•

extensive training and talent management. China Development Bank will use Barclays global presence to identify and to recruit talent outside China, and will benefit from the provision of extensive training and the regular secondment of managers from Barclays

•	collaboration in commodities products, where Barclays Capital is already established as one of the world’s leading firms

In addition, China Development Bank will use Barclays Global Investors as one of its preferred asset managers. Both parties have agreed to co-operate where further opportunities to develop new markets and products in the region are identified. Barclays will provide expertise and advice in fields including risk management, corporate governance and IT strategy and procurement.

Barclays and China Development Bank have agreed that:

•

China Development Bank will invest €2.2 billion (£1.5 billion) in Barclays through an unconditional subscription of 201 million new Barclays ordinary shares, or 3.1 per cent. of Barclays existing issued share capital, at a price of £7.20 per share on 14 August 2007.

•

China Development Bank has agreed to invest up to a further €7.6 billion (£5.1 billion) in Barclays through a conditional investment agreement at a price of £7.40 per new ordinary share conditional on the merger with ABN AMRO completing.

•

€1.8 billion (£1.2 billion) of the conditional investment will be available, outside the United States, targeted to existing Barclays shareholders through a clawback placing. If this clawback placing is taken up in full, China Development Bank’s resulting shareholding in the combined group would be 6.3 per cent. and in the event that none of the clawback placing is taken up the resulting shareholding would be 7.7 per cent.

•

Conditional upon the completion of the proposed merger, China Development Bank will subscribe for warrants in respect of 61 million new Barclays ordinary shares with an exercise price of £7.80 per share and an exercise period of two years. If the warrants were exercised, China Development Bank’s shareholding in the combined group would rise by 0.5%

•	China Development Bank will be entitled to nominate a non-executive Director to the Barclays Board.

•	China Development Bank will be free to acquire additional shares in Barclays on the open market subject to a standstill agreement limiting its shareholding to below 10 per cent. for three years.

•	China Development Bank has agreed not to enter into a business collaboration agreement of a similar nature with another major banking institution with global operations.

This partnership will provide Barclays unprecedented access jointly to deliver financial services to the rapidly growing Chinese market. Through Barclays Capital and Barclays Global Investors, Barclays has built leading franchises across Asia. The partnership with China Development Bank will strengthen Barclays already strong Asian franchise. Particular areas of focus for Barclays include near term opportunities in Wealth and Asset Management. The merger with ABN AMRO creates even greater opportunities both for China Development Bank and the combined group, particularly as ABN AMRO brings a world class trade finance and payments platform to service Chinese businesses and has an attractive retail and wholesale franchise both in China and in countries that represent important trade partners for China.

Through its investment in Barclays and strategic partnership, China Development Bank will enhance its ability to serve Chinese corporations and institutions. China Development Bank will gain access to Barclays extensive international franchise in order to facilitate international commerce for Chinese companies. The partnership will also give China Development Bank access to the leading product expertise that Barclays has developed in its universal banking model, such as in structured products, enabling China Development Bank to leverage these skills in its domestic market. China Development Bank will have opportunities to learn best practices from Barclays in terms of customer service, product development and corporate governance. This will improve China Development Bank’s understanding of global financial services.

2. Investment by Temasek

Temasek has agreed to become a major shareholder in Barclays and will invest a total of up to €3.6 billion (£2.4 billion) in the combined group. The key terms of the Temasek investment are set out below.

•

Temasek will invest €1.4 billion (£1.0 billion), or 2.1 per cent. of Barclays existing issued share capital, in Barclays through an unconditional placing of 135 million new Barclays ordinary shares at a price of £7.20 per share on 14 August 2007.

•	Temasek will also invest up to a further €2.2 billion (£1.5 billion) in Barclays shares at a price of £7.40 per share conditional on the merger completing.

•

€0.7 billion (£0.5 billion) of this subscription amount will be available through a clawback placing, outside the United States, targeted to existing Barclays shareholders. Assuming this clawback placing is taken up in full, Temasek’s resulting shareholding in the combined group would be 2.4 per cent. and in the event that none of the clawback placing is taken up the resulting shareholding would be 2.9 per cent.

•

Conditional upon completion of the proposed merger, Temasek will subscribe for warrants in respect of 61 million Barclays ordinary shares with an exercise price of £7.80 per share and an exercise period of two years. If the warrants were exercised, Temasek’s shareholding would rise by 0.5%.

•	Temasek will be entitled to nominate a non-executive Director to the Barclays Board if the merger becomes unconditional.

The investment by Temasek in Barclays is consistent with its strategy of creating successful partnerships through long-term investments. Temasek believes that, in addition to Barclays current growth prospects, the proposed merger with ABN AMRO will create value enhancing growth opportunities. Temasek will be able to bring its deep rooted knowledge and expertise in the Asian market to the Board of Barclays. Temasek is widely recognised as one of the world’s most successful international equity investors. Temasek also has extensive experience investing in the financial services sector and currently owns significant investments in 14 banks.

3. Clawback Placing

Of the Barclays shares which China Development Bank and Temasek have conditionally agreed to acquire, up to 230 million shares are today being offered, by way of a clawback placing, targeted at certain Barclays shareholders outside of the United States (to be determined in Barclays sole discretion) at a price of £7.40 per share. To the extent that the clawback placing is not taken up, these shares will be subscribed by China Development Bank and Temasek. The shares subject to the clawback placing will only be issued following and conditional upon the Revised Offer being declared unconditional.

4. Terms of the Revised Offer

Under the terms of the Revised Offer, ABN AMRO ordinary shareholders will be entitled to receive:

–	2.13 New Barclays Shares and €13.15 in cash for every 1 ABN AMRO ordinary share

–	0.5325 New Barclays ADSs and $18.19 in cash for every 1 ABN AMRO ADS

ABN AMRO ordinary shareholders and ABN AMRO ADS holders may elect under the terms of the Revised Offer, subject to availability, to vary the proportions in which they receive New Barclays Shares and cash in respect of their holdings of ABN AMRO ordinary shares. The total number of New Barclays Shares to be issued and the maximum aggregate amount of cash to be paid under the Revised Offer will not be varied as a result of elections under the Mix and Match Facility. Accordingly, satisfaction of elections made by ABN AMRO ordinary shareholders and ABN AMRO ADS holders under the Mix and Match Facility will depend on the extent to which other ABN AMRO ordinary shareholders and ABN AMRO ADS holders make offsetting elections. Satisfaction of elections under the Mix and Match Facility will be effected on the basis of £8.00 in cash for each New Barclays Share (and vice versa). To the extent that elections cannot be satisfied in full, they will be scaled down pro rata. As a result, ABN AMRO ordinary shareholders and ABN AMRO ADS holders who make an election under the Mix and Match Facility will not necessarily know the exact number of New Barclays Shares or the amount of cash they will receive until settlement of the consideration under the Revised Offer.

If ABN AMRO ordinary shareholders make no such election, they will receive €13.15 in cash and 2.13 New Barclays Shares in respect of each ordinary ABN AMRO share tendered. If ABN AMRO ADS holders make no such election, they will receive $18.19 in cash and 0.5325 New Barclays ADSs in respect of each ABN AMRO ADS tendered. Further details on the Mix and Match facility will be included in the Revised Offer documentation.

The record date for the Barclays interim dividend for the 2007 financial year is 17 August 2007, which will be before the closing date of the Revised Offer. Accordingly, assuming the merger is effective before the record date for the Barclays final dividend for 2007, which is expected to be in early March 2008, the first dividend payable to holders of the Barclays Ordinary Shares issued to ABN AMRO shareholders under the Revised Offer is likely to be the Barclays final dividend for 2007. ABN AMRO ordinary shareholders will be entitled to receive the ABN AMRO interim dividend for the 2007 financial year.

The total consideration payable under the Revised Offer equates to €67.5 billion (£45.4 billion) and the implied value per ABN AMRO ordinary share represents a price to 2006 reported earnings multiple of 14.3 times and a price to 2006 book multiple of 2.8 times.

Barclays intends to make an offer for all the depositary receipts which represent the ABN AMRO convertible financing preference shares. Barclays currently intends to offer holders cash and is also considering offering an alternative instrument which will potentially enable those holders who currently enjoy a participation exemption to continue to do so. The terms of the proposal for the formerly convertible preference shares remain unchanged at €27.65 per share in cash.

5. Financing of the Revised Offer

Barclays will finance the €24.8 billion (£16.7 billion) cash component of the Revised Offer from the following sources:

LASALLE SALE PROCEEDS

€12 billion (£8.1 billion) of capital released from the sale of LaSalle to Bank of America and previously intended to be returned to shareholders post closing of the transaction will be used to fund part of the cash consideration.

CHINA DEVELOPMENT BANK AND TEMASEK CONDITIONAL INVESTMENT

€9.8bn (£6.6 billion) of cash consideration is funded by the proposed investments of Temasek and China Development Bank. Of that amount, €2.5 billion (£1.7 billion) is subject to the clawback placing described above.

AVAILABLE CASH RESOURCES

Barclays will fund €3 billion (£2 billion) of the consideration from available cash resources.

6. Financial effects of the Revised Offer

Based on the terms of the Revised Offer ABN AMRO shareholders will benefit from significant accretion in cash earnings per share and dividend income on completion of the Revised Offer.

On the basis of the conservative synergy estimates and taking into account no benefits from the collaboration with China Development Bank, the Board of Barclays expect that the proposed merger will be 5 per cent. accretive to Barclays cash earnings per share in 2010 and that the return on investment will be approximately 13 per cent. in 2010.

Under the terms of the Revised Offer, assuming full takeup of the clawback placing by existing Barclays ordinary shareholders, they will own approximately 57 per cent. of the issued ordinary share capital of the combined group, compared with 52 per cent. under the terms of the offer announced on 23 April 2007; existing ABN AMRO ordinary shareholders would own approximately 35 per cent. In addition, Temasek would own 2 per cent. and China Development Bank 6 per cent. These figures assume all of the ABN AMRO ordinary shares and ADSs currently in issue are tendered under the Revised Offer and are all taken up in the clawback placing.

The pro forma Tier 1 ratio of the combined group will be 7.5 per cent. on closing and the Core Equity Tier 1 ratio 5 per cent. The combined group will seek to maintain the Tier 1 ratio at 7.5 per cent. and rebuild the Core Equity Tier 1 ratio to 5.25 per cent. by the end of 2009 from the retention of cash flow from earnings.

The €3.6 billion (£2.4 billion) proceeds of the unconditional investments by China Development Bank and Temasek will be used to fund the share buyback.

7. Conditions and Indicative Timetable

The launch of the Revised Offer is conditional on the same pre-conditions as set out in our announcement of 23 April with the addition of a further pre-condition requiring ABN AMRO to confirm to us that they will continue their recommendation no later than 30 July or such later date as Barclays may agree. This additional condition is for the sole benefit of Barclays. Barclays reserves the right to extend the date for satisfaction of this pre-condition or waive the pre-condition in the event that it is not satisfied.

As announced on 19 July, the AFM has agreed that an announcement on the formal offer documentation being available can be made on or before 6 August 2007.

The conditions to the Revised Offer remain consistent with those detailed in our announcement of 23 April 2007 with limited additions regarding regulatory consents to the investments by Temasek and China Development Bank and a consent from De Nederlandsche Bank (“DNB”) relating to a dividend by ABN AMRO to Barclays of the LaSalle proceeds to finance part of the cash component of the Revised Offer and provisions to deal with the competitive situation which has now developed.

Barclays has made all of the relevant regulatory filings globally which are now due where a consent or notification is required in respect of the Revised Offer. Some approvals have already been received (including from the FSA in respect of a change in control of ABN AMRO’s UK subsidiaries) and it is expected that substantially all remaining approvals will be received by the end of August.

The DNB is currently assessing Barclays application for a declaration of no objection (“DNO”) in connection with the Revised Offer. Barclays made the application to the DNB on 14 May 2007, is co-operating fully in this process and expects to receive the DNO by mid-August.

Until all approvals have been received, Barclays and ABN AMRO will continue to communicate and to work with the appropriate regulatory authorities to ensure that all approvals are received in good time for the anticipated closing.

Barclays has made pre-completion competition/antitrust filings in all 12 applicable jurisdictions and has currently received the majority of the pre-completion approvals ABN AMRO and Barclays will seek to obtain all necessary regulatory and competition approvals and clearances and will complete all requisite employee consultation and information processes as soon as reasonably possible with a view to receiving the required regulatory, competition and other consents or approvals for the Revised Offer. Following consultation on the proposed merger with Barclays and ABN AMRO, ABN AMRO’s Dutch Central Works Council and its European Staff Council have issued a positive advice and an opinion respectively in relation to the proposed merger on 20 July 2007.

Indicative timetable

August 2007	Publication of Revised Offer documentation, Prospectus and Barclays circular to shareholders

September 2007	Extraordinary General Meeting of Barclays shareholders to approve the Revised Offer

End September 2007	Closing date of the Revised Offer

The indicative timetable is included for illustrative purposes only and may be subject to change.

8. Advisors

Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, JPMorgan Cazenove Limited and Lazard & Co., Limited are acting as financial advisers for Barclays. Clifford Chance LLP and Sullivan and Cromwell LLP are acting as legal advisers to Barclays.

Blackstone Advisory is acting as financial adviser to China Development Bank.

Analyst, Investor and Press Information

ANALYSTS AND INVESTORS

A meeting for analysts and institutional investors will be hosted by John Varley, Barclays Group Chief Executive. The details of the meeting are as follows:

Venue: 1 Churchill Place, Canary Wharf, London E14 5HP. The nearest station is Canary Wharf, Docklands Light Railway and Jubilee Line

Date & Time: Monday 23 July 9.30am – 11.00am (BST) (10.30am – 12.00pm (CET). Registration will commence at 9.00am (BST) and coffee will be served.

Please note as seating is limited, it may be necessary to restrict the number of attendees from each institution.

If you are unable to attend the meeting in person, you can listen through any of the following options:

a live webcast of the event is available at www.investorrelations.barclays.com a live conference call by dialling 0845 401 9092 (UK) or +44 (0) 20 3023 4419 (Overseas) and quoting ‘Barclays Announcement’.

A replay of the conference call will be available by dialling 020 8196 1998 (UK), or +44 (0) 20 8196 1998 (Overseas) and entering the access code: 585734#.

PRESS

Barclays today will hold a press conference for members of the media in London. The press conference will be hosted by John Varley, Barclays Group Chief Executive. The details of the press conference are as follows:

Venue: 1 Churchill Place, Canary Wharf, London E14 5HP. The nearest station is Canary Wharf, Docklands Light Railway and Jubilee Line

Date & Time: Monday 23 July 11.45am (BST) (12.45pm CET).

The press conference can also be accessed via a live conference call by dialling 0845 401 9093 (UK) or +44 (0)20 3023 4420 (overseas) and quoting ‘Barclays Announcement’.

The slides will be able to view www.incommuk.com/customers/barclaysevent. PIN number: 956503

There will be a separate conference call for Newswires:

Time: 07.30am (BST) / 08.30am (CET)

The dial-in details are as follows and those participating will need to ask for the Barclays Announcement.

UK:	0845 401 9091
Overseas:	+44 (0) 20 3023 4418

The conference calls will be recorded and available for 4 weeks. Replay access details are shown below:

UK:	020 8196 1998
Overseas:	+44 (0) 20 8196 1998

Newswires conference call replay PIN number:	426323#
UK Press Conference replay PIN number:	956503#

Enquiries:

Barclays

ANALYSTS AND INVESTORS
Mark Merson	+44 (0) 20 7116 5752
James S Johnson	+44 (0) 20 7116 2927

MEDIA
Stephen Whitehead	+44 (0) 20 7116 6060
Alistair Smith	+44 (0) 20 7116 6132

China Development Bank (Blackstone)

John Studzinski	+44 (0) 20 7451 4053
Global Head of Corporate Advisory Services	+44 (0) 7770 811 955
Sophia Harrison	+44 (0) 20 7451 4295
Vice President European Corporate Communications	+44 (0) 7900 162 417

Temasek

Lim Siow Joo	+65 6828 6503
Corporate Affairs

This announcement is a public announcement as defined in section 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About ABN AMRO

ABN AMRO is a prominent international bank with a clear focus on consumer and commercial clients in our local markets and focus globally on select multinational corporations and financial institutions, as well as private clients. ABN AMRO ranks eighth in Europe and 13th in the world based on total assets, with more than 4,500 branches in 53 countries, a staff of more than 105,000 full-time equivalents and total assets of € 987 billion (as at 31 December 2006). Pro forma 2006 attributable profits from continuing operations excluding LaSalle were €3,228million. Pro forma total assets excluding LaSalle were €901billion (as at 31 December 2006). Further information about ABN AMRO can be found on its website, www.abnamro.com

About Temasek

Temasek Holdings is an investment house, anchored in Asia and headquartered in Singapore. It manages a diversified S$129 billion (US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies. The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology, consumer & lifestyle as well as bioscience & healthcare. Temasek’s total shareholder return since inception in 1974 has been 18 per cent. compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively. For further information on Temasek please visit www.temasekholdings.com.sg

About China Development Bank

China Development Bank was founded in 1994, and reports directly to the State Council of China. China Development Bank specializes in financing infrastructure developments, core industries, high technology industries and key national projects. It also actively explores cooperative opportunities internationally. China Development Bank had total assets of RMB 2,314 billion (approximately £150 billion) at the year end of 2006.

In early 2007, the Chinese government announced that China Development Bank will transform into a commercially operated financial institution focusing on medium to long term businesses. For further information on China Development Bank please visit www.cdb.com.cn/english

Other information

Future SEC Filings : Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final offer document/prospectus, however, is not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.

This document shall not constitute an offer to buy sell or issue or the solicitation of an offer to buy, sell or issue any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Barclays. No representation or warranty express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Bookrunners or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

The distribution of this announcement, the offering of the new Barclays ordinary shares pursuant to the placing and the availability of the Revised Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). No action has been taken by Barclays or the Bookrunners that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Barclays and the Bookrunners to inform themselves about, and to observe, any applicable requirements.

The Revised Offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements. Accordingly, copies of this announcement, including the appendices, are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction into which the same would be unlawful. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the Revised Offer invalid.

The New Barclays Shares to be issued pursuant to the Revised Offer have not been, and will not be, admitted to trading on any stock exchange other than the London Stock Exchange, Euronext Amsterdam, the New York Stock Exchange and the Tokyo Stock Exchange.

Barclays Capital, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Barclays Capital nor for providing advice to any other person in relation to the Revised Offer.

Citigroup Global Markets Limited (“Citi”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Citi nor for providing advice to any other person in relation to the Revised Offer.

Credit Suisse Securities (Europe) Limited (“Credit Suisse”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser, joint sponsor and joint corporate broker to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Credit Suisse nor for providing advice to any other person in relation to the Revised Offer.

Deutsche Bank AG (“Deutsche Bank”), which is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Deutsche Bank nor for providing advice to any other person in relation to the Revised Offer.

JPMorgan Cazenove Limited (“JPMorgan Cazenove”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser, joint sponsor and joint corporate broker to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice to any other person in relation to the Revised Offer.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Lazard nor for providing advice to any other person in relation to the Revised Offer.

The Blackstone Group LP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for China Development Bank and no-one else in connection with the arrangements described in this document and will not be responsible to anyone other than China Development Bank for providing the protections afforded to customers of The Blackstone Group LP nor for providing advice to any other person in relation to such matters.

APPENDIX I

Sources and Bases of Information

Unless otherwise stated or outlined below, the sources and bases of information in this announcement remain as set out in ABN AMRO and Barclays announcement of merger terms on 23 April 2007.

1.	The values placed on the entire issued ordinary share capital of ABN AMRO by the Revised Offer and the proportion of the combined group which will be owned by ABN AMRO ordinary shareholders and Barclays ordinary shareholders are based on 1,889,108,963 ABN AMRO fully diluted ordinary shares in issue as at 16 July 2007 and 6,545,328,537 Barclays ordinary shares in issue as at 16 July 2007.

2.	Unless otherwise stated, the exchange rates used in this announcement are €1.4856:£1.00 and $1.3835:€1.00 as published in the Financial Times on 21 July 2007.

3.	The percentage holdings of Barclays and combined group issued ordinary share capital include the effect of the share buy-back and percentage holdings of combined group issued ordinary share capital also assume 97.5% acceptances of the Revised Offer.

4.	The value of the Revised Offer is based on the middle market price of Barclays ordinary shares of £7.135 at the close of business on 20 July 2007.

5.	Nothing in this announcement including the statement in relation to Barclays earnings enhancement and return on investment is intended nor should be interpreted to mean that future cash earnings per share of Barclays or ABN AMRO for current or future financial years, or those of the combined group will necessarily match or exceed its historical published cash earnings per share

APPENDIX II

Details of Subscription Arrangements with Temasek and China Development

Bank and the Clawback Placing

China Development Bank

Barclays and China Development Bank have today entered into two agreements in relation to China Development Bank’s proposed investments in Barclays, in addition to the warrants and the strategic partnership agreement.

Under the China Development Bank Subscription Agreement, China Development Bank has agreed to subscribe for 201 million new Barclays ordinary shares on 14 August 2007 at a price of £7.20 per share. This subscription is not conditional on the outcome of the Revised Offer for ABN AMRO.

Pursuant to the Conditional Investment Agreement (the “CIA”), China Development Bank will pay to Barclays on behalf of accepting ABN AMRO ordinary shareholders a portion of the cash consideration due to them under the Revised Offer, and in consideration thereof Barclays will allot and issue new Barclays ordinary shares to China Development Bank on the basis of a price of £7.40 per share. The cash payments to accepting ABN AMRO ordinary shareholders will be distributed on the settlement date(s) by Barclays together with the balance of the cash consideration and the share consideration due to them. These arrangements are part of, and are therefore conditional upon, the Revised Offer. The maximum number of new Barclays ordinary shares which China Development Bank could acquire pursuant to these arrangements is 693 million, although 166 million of these shares are subject to a clawback placing.

Shortly following the Revised Offer being declared unconditional, China Development Bank will subscribe for a maximum of 693 million new Barclays ordinary shares, less any shares taken up under the clawback placing; in the unlikely event that such number of shares would breach any regulatory approval threshold in any jurisdiction where clearance had not been obtained, the number of shares acquired by China Development Bank under these arrangements would be reduced to the maximum number which would avoid breaching such threshold. In those circumstances, shortly before any subsequent settlement date(s) during or following any post acceptance period, China Development Bank would subscribe for additional new Barclays ordinary shares to take it to the lower of the desired number of 693 million shares or such number of shares which would allow China Development Bank to remain just below any relevant regulatory threshold on the basis of the further enlarged Barclays share capital at that time.

China Development Bank will at the same time as subscribing for these new Barclays ordinary shares make the cash payments described above in part settlement of the cash consideration due to them from Barclays. The maximum aggregate amount which may be paid by China Development Bank pursuant to these arrangements will be the product of £7.40 and the number of new Barclays ordinary shares subscribed by China Development Bank under the CIA.

The consideration for the allotment of the new Barclays ordinary shares to China Development Bank under the CIA shall be the transfer to Barclays by tendering ABN AMRO ordinary shareholders of the appropriate portion of their shares, and the agreement by China Development Bank (or relevant placees under the clawback placing arrangements described below) to make the cash payments as described above.

Temasek

Under the Temasek Subscription Agreement, Temasek has agreed to subscribe for 135 million New Barclays ordinary shares on 14 August 2007 at a price of £7.20 per share. This subscription is not conditional on the outcome of the Revised Offer for ABN AMRO.

Subject to and shortly following the Revised Offer being declared unconditional, Temasek will subscribe for a further 196 million New Barclays ordinary shares at a price of £7.40 per share. Of these shares, 64 million are subject to a clawback placing.

The Temasek subscriptions are to be effected by way of a cashbox placing.

Clawback Placing

Of the Barclays shares which China Development Bank and Temasek have conditionally agreed to subscribe, up to 230 million shares (having an aggregate subscription price of up to £1.7 billion) are to be made available, by way of a clawback placing, targeted at existing Barclays shareholders outside of the United States (determined in Barclays sole discretion) at a price of £7.40 per share. 166 million of such shares are from China Development Bank’s conditional allocation and 64 million from Temasek’s conditional allocation.

In the event that not all of the clawback placing shares are taken up, those that are will be deemed to come out of the conditional allocations of China Development Bank and Temasek in a ratio of 2.579 to 1, and the balance will revert to China Development Bank and Temasek to be subscribed under the conditional arrangements described above.

The shares offered by way of the clawback placing will only be issued following, and conditional upon, the Revised Offer being declared unconditional.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire Barclays shares to be issued in the clawback placing in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful. These shares have not been and will not be registered under the United States Securities Act of 1933, as amended (“Securities Act”) and may not be offered, sold or transferred within the United States except pursuant to an exemption from, or as part of a transaction not subject to, the registration requirements of the Securities Act. The Barclays shares to be used in the clawback placing are being offered and sold outside the United States only and in accordance with Regulation S under the Securities Act.

APPENDIX III

BARCLAYS PLC

TRADING STATEMENT FOR THE SIX MONTHS TO 30TH JUNE 2007

(UNAUDITED)

Group Results	Half-year ended
	30.06.07	30.06.06	% Change
	£m	£m
Total income net of insurance claims	11,902	10,969	9
Impairment charges	(959)	(1,057)	(9)
Operating expenses	(6,847)	(6,269)	9
Profit before tax	4,101	3,673	12

	p	p

Earnings per share	41.4	36.3	14
Dividend per share	11.5	10.5	10

Profit before tax by business[1]	£m	£m	% Change
UK Banking	1,363	1,253	9
UK Retail Banking	651	600	9
UK Business Banking	712	653	9
Barclaycard	272	326	(17)
International Retail and Commercial Banking	452	512	(12)
Barclays Capital	1,660	1,246	33
Barclays Global Investors	388	364	7
Barclays Wealth	173	129	34

[1]	Summary excludes Head Office functions and other operations.

Group Summary

In the first half of 2007, Barclays continued to make substantial progress on its strategic priorities, further diversifying the profit base and delivering record financial results. Profits and earnings grew at a double digit rate relative to the very strong performance recorded in the first half of 2006.

Profit before tax increased 12 per cent. to £4,101 million (2006: £3,673 million). This was achieved despite significant adverse currency movements against Sterling. Earnings per share rose 14 per cent. to 41.4p (2006: 36.3p). Profit grew at a rate higher than the rate of growth of both daily value at risk and risk weighted assets.

Group income rose 9 per cent. to £11,902 million (2006: £10,969 million). Income growth, which was led by a particularly strong performance in Barclays Capital, was broadly based by business and by geography.

Group operating expenses increased 9 per cent. to £6,847 million (2006: £6,269 million). We continued to invest in future business growth, with increased headcount in Barclays Capital, Barclays Global Investors and Absa, and significant growth in the branch network in International Commercial and Retail Banking outside the United Kingdom. Operating expenses included gains on the sale of properties at £147million (2006: £238 million) largely in UK Retail Banking, which were substantially reinvested in the business.

Group impairment charges improved 9 per cent. to £959 million (2006: £1,057 million). The improvement reflected reduced flows into delinquency and lower arrears balances in the UK cards and consumer loans business. The number of UK personal customers missing a payment continued to fall. UK mortgage impairment charges remained negligible. Impairment levels in the wholesale sector continued to be stable, with low levels of defaults. The 2006 impairment charge included £83 million on available for sale assets.

Business performance

In UK Retail Banking, good income growth (partially offset by settlements on overdraft fees), coupled with well controlled costs and improved impairment, drove profit growth of 9 per cent.

UK Business Banking profit rose 9 per cent. This was mainly attributable to strong growth in fees and well controlled costs.

We are on track to deliver a further two percentage point improvement in the cost:income ratio of UK Banking during 2007, adding to the six percentage point improvement achieved during 2005 and 2006.

Headline profit of Barclaycard declined 17 per cent. More than all of the headline profit decline was due to the impact of property gains in the first half of 2006 and a loss on the disposal of Monument during the first half of 2007. Profit more than doubled relative to the second half of 2006 as a consequence of the reduction in impairment charges.

In International Retail and Commercial Banking—excluding Absa, the first half of 2006 included the gain on the sale of a property together with the contribution of our former associate FirstCaribbean International Bank. Adjusted for these, International Retail and Commercial Banking—excluding Absa generated strong profit growth in the first half of 2007, driven by significant increases in business volumes.

Absa Group Limited announced very strong profit growth in Rand terms, but the 20 per cent. depreciation of the Rand versus Sterling caused period on period profit of International Retail and Commercial Banking – Absa to be broadly steady.

Barclays Capital delivered record results, with its two best quarters ever. Profit rose 33 per cent. This was due to a very strong income performance driven by continued strong growth across asset classes and regions, in particular across the structured credit and credit derivatives, equities and commodities platforms, underpinned by the strength of the client franchise and its focus on delivering risk management and financing solutions.

In Barclays Global Investors profit rose 7 per cent. in sterling, while both income and profit were up substantially more in Dollars. This reflected the continued strength of the franchise and significant new flows and revenues into its suite of exchange traded funds, alternative asset classes and quantitative active strategies.

The profit of Barclays Wealth rose 34 per cent. This reflected strong income growth from increased client funds and transaction volumes partially offset by continued investment in the business.

Dividends on ordinary shares

The Board has decided to pay, on 1 October 2007, an interim dividend for the year ended 31 December 2007 of 11.5p per ordinary share for shares registered in the books of the Company at the close of business on 17 August 2007. The ex-dividend date is 15 August 2007. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2006-2007 UK tax year in mid-October 2007.

For qualifying US and Canadian resident ADR holders, the interim dividend of 11.5p per ordinary share becomes 46p per ADS (representing four shares). The ADR depositary will mail the dividend on 1 October 2007 to ADR holders on the record on 17 August 2007.

For qualifying Japanese shareholders, the final dividend of 11.5p per ordinary share will be distributed in mid-October to shareholders on the record on 17 August 2007.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan (“The Plan”). The Plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the Plan would require Barclays or the Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the Plan should contact the Plan Administrator by writing to: the Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA or by telephoning 0870 609 4535. The completed form should be returned to the Plan Administrator on or before 7th September 2007 for it to be effective in time for the payment of the interim dividend on 1 October 2007. Shareholders who are already in the Plan need take no further action unless they wish to change their instructions, in which case they should write to the Plan Administrator.